DC

No Act
P.E. 12-19-06

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

07044044

February 5, 2007

John A. Berry
Divisional Vice President,
Securities and Benefits
Domestic Legal Operations
Abbott Laboratories
Dept. 32L, Bldg. AP6A-2
100 Abbott Park Road
Abbott Park, IL 60064-6011

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/5/2007

Re: Abbott Laboratories
Incoming letter dated December 19, 2006

Dear Mr. Berry:

This is in response to your letters dated December 19, 2006 and January 18, 2007 concerning the shareholder proposal submitted to Abbott by Nancy E. Booth, Richard L. and Paula J. Brand, David Steele Bresnahan, Gerard V. Carey, Julie A. McConnell and Caroline Randel. We also have received a letter on behalf of the proponents dated January 4, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Daniel Kinburn
General Counsel
Physicians Committee for Responsible Medicine
5100 Wisconsin Avenue, N.W., Suite 400
Washington, DC 20016

1800

John A. Berry
Divisional Vice President and
Associate General Counsel

Abbott Laboratories
Securities and Benefits
Dept. 32L, Bldg. AP6A-2
100 Abbott Park Road
Abbott Park, IL 60064-6011

Tel: (847) 938 3591
Fax: (847) 938 9492
John.berry@abbott.com

December 19, 2006

By Messenger

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories -- Shareholder Proposal Submitted by Nancy E. Booth, Richard L. and Paula J. Brand, David Steele Bresnahan, Gerard V. Carey, Julie A. McConnell and Caroline Randel

Ladies and Gentlemen:

On behalf of Abbott Laboratories and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by Nancy E. Booth, Richard L. and Paula J. Brand, David Steele Bresnahan, Gerard V. Carey, Julie A. McConnell and Caroline Randel (the "Proponents") from the proxy materials for Abbott's 2007 annual shareholders' meeting, which we expect to file in definitive form with the Commission on or about March 13, 2007.

We received a notice on behalf of the Proponents on November 15, 2006, submitting the proposal for consideration at our 2007 annual shareholders' meeting. The proposal (a copy of which, together with the supporting statement, is attached as Exhibit A) (the "Proposal") reads as follows:

> RESOLVED, to advance the business interests of our Company and minimize the use of animals, shareholders request that the Board of Directors issue a report to shareholders on the feasibility of replacing the outdated and cruel animal "ascites" method with available and scientifically sound *in vitro* non-animal methods and cell culture techniques. This report should be prepared by the end of November 2007 at a reasonable cost and should omit proprietary information.

Pursuant to Rule 14a-8(j), I have enclosed six copies of the Proposal and this letter, which sets forth the grounds upon which we deem omission of the Proposal to be proper. I have also enclosed a copy of all relevant correspondence exchanged with the Proponents. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to notify the Proponents of our intention to omit the Proposal from our 2007 proxy materials.

We believe that the Proposal may be properly omitted from Abbott's 2007 proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. The Proposal may be properly omitted under Rule 14a-8(i)(12)(i) because it deals with substantially the same subject matter as a prior proposal that was included in our 2005 proxy materials and when previously submitted, the proposal did not receive the support necessary for resubmission.

Rule 14a-8(i)(12)(i) permits the exclusion of a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" and the proposal received "less than 3% of the vote if proposed once within the preceding 5 calendar years. . . ."

We included a proposal (the "2005 Proposal") in our 2005 proxy materials filed on March 18, 2005 which requested that Abbott:

1. Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity.

2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods.

3. Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.

A copy of the 2005 Proposal as it appeared in our 2005 proxy materials is attached hereto as Exhibit B. The Proposal and the 2005 Proposal are substantially similar for purposes of Rule 14a-8(i)(12) since the substantive concern of both proposals is animal-based testing.

"Substantially the same subject matter," as that phrase is used in Rule14a-8(i)(12), does not mean that the 2005 Proposal and the Proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended the rule in 1983. In *SEC Release No. 34-20091* (August 16, 1983), the Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

While the Staff initially seemed to take a very restrictive view of the current version of Rule 14a-8(i)(12) (*see, e.g., Procter & Gamble Co.* (July 27, 1988), which dealt with live animal testing), more recently the Staff has made it clear that Rule 14a-8(i)(12) does not require that the proposals, or their subject matters, be identical in order for a company to exclude the later-submitted proposal. When considering whether a proposal deals with substantially the same subject matter, the Staff has increasingly focused on the "substantive concerns" raised by the proposal as the essential consideration, rather than the specific language or corporate action proposed to be taken. The Staff has thus concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the subsequent proposal recommended that the company take different actions.

For example, in *Bristol-Myers Squibb Co.* (February 6, 1996), the Staff permitted exclusion of a proposal recommending that the board of directors form a committee to formulate an educational plan to inform women of the possible abortifacient (abortion-causing) effects of any of the company's products because it dealt with substantially the same subject matter as prior proposals asking the company to refrain from giving charitable contributions to organizations that perform abortions. Despite the different actions requested and the different subject matters of the prior proposals (charitable contributions) and the proposal at issue (consumer education), the substantive concern of both proposals was abortion-related matters; thus the Staff concluded that the proposal at issue dealt with substantially the same subject matter as the proposals regarding the company's charitable contributions.

More recently, in *Barr Pharmaceuticals Inc.* (September 25, 2006), the Staff permitted the omission of a proposal requesting that the company adopt an animal welfare policy that addresses reducing, refining and replacing its use of animals in research and testing and implementing standards of care for animals subject to testing. In a prior proposal, shareholders had requested that the company commit to replacing animal-based tests with non-animal methods. Again, despite the different actions requested and the different subject matters of the prior proposal (replacing animal-based testing) and the proposal at issue (adopting animal welfare policies), the substantive concern of both proposals was reducing the use of animal-based testing and thus the Staff concluded that the proposal at issue dealt with substantially the same subject matter. *See also Medtronic Inc.* (June 2, 2005) and *Bank of America Corp.* (February 25, 2005) (proposals requesting that the companies list all of their political and charitable contributions on their websites were excludable as they dealt with substantially the same subject matter as a prior proposal requesting that the companies cease making charitable contributions); *Dow Jones & Co., Inc.* (December 17, 2004) (proposal requesting the company publish in its proxy materials information relating to its process of donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *Saks Inc.* (March 1, 2004) (a proposal requesting the board of directors to implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism); *Bristol-Myers Squibb Co.* (February 11, 2004) (a proposal requesting that the board review pricing and marketing policies and prepare a report on how the company will respond to pressure to increase access to prescription drugs was excludable because it dealt with substantially the same subject matter as a prior proposal requesting the creation and implementation of a policy of price restraint on pharmaceutical products). *But see Wm. Wrigley Jr. Company* (December 13, 2004) dealing with two proposals to add "against" to the proxy card; the Staff's response in this instance may reflect the inclusion in the earlier but not the later proposal of a request to also remove management's discretionary voting authority where signed proxies did not specify a vote.

Further, in *Abbott Laboratories* (February 28, 2006), the Staff allowed us to exclude a similar proposal submitted for the 2006 proxy materials (the "2006 Proposal") pursuant to Rule 14a-8(i)(12)(i). The 2006 Proposal requested a report on the feasibility of amending the company's current policies regarding animal welfare to extend to contract laboratories. The Staff concurred that the 2006 Proposal involved the same substantive concern – animal testing – as the 2005 Proposal requesting that the Company commit to using only non-animal testing products. Thus, under the Staff's interpretation of Rule 14a-8(i)(12)(i), the proposals dealt with substantially the same subject matter.

The Proposal requests that Abbott issue a report to shareholders on the feasibility of replacing the "ascites" method of animal testing with non-animal methods, while the 2005 Proposal requested that Abbott cease conducting animal-based tests and commit to replacing such tests with non-animal methods. Despite the different actions requested by the proposals, both the 2005 Proposal and the Proposal deal with the same substantive concern and thus substantially the same subject matter for purposes of Rule 14a-8(i)(12) – replacing the methods of animal-based testing conducted by or on behalf of Abbott. Both proposals (whether in their respective resolutions, recitals or supporting statements) discuss the alleged pain and abuses suffered by animals used in animal-based testing and argue that Abbott should play a role in stopping such alleged abuses, albeit by carrying out different actions. If anything, the Proposal in question and the 2005 Proposal are even more similar than the 2005 and 2006 Proposals considered in *Abbott Laboratories* (*supra*). This is because the 2006 Proposal did not contain the express language found in the Proposal and the 2005 Proposal regarding "replacing" animal-based testing but instead focused on amending Abbott's animal use policy to ensure superior standards of care for animals used in testing.

As evidenced in Exhibit C, the 2005 Proposal received 2.51% of the vote at our 2005 annual meeting of shareholders.[1] Since the 2005 Proposal failed to meet the required 3% threshold at the 2005 annual meeting of shareholders and the other rule requirements are satisfied, the Proposal may be excluded from the 2007 proxy materials pursuant to Rule 14a-8(i)(12)(i).

II. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from Abbott's 2007 proxy materials. To the extent that the reasons set forth in this letter are based on matters of law, pursuant to Rule 14a-8(j)(2)(iii) this letter also constitutes an opinion of counsel of the undersigned as an attorney licensed and admitted to practice in the State of Illinois.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the Proposal from our 2007 proxy materials, please contact me at 847.938.3591 or Deborah Koenen at 847.938.6166. We may also be reached by facsimile at 847.938.9492 and would appreciate it if you would send your response to us by facsimile to that number. The Proponents' legal representative, Daniel Kinburn, may be reached by facsimile at 202.686.2155.

[1] Tabulation is as follows: votes cast for – 25,588,601 and votes cast against – 993,974,542. Pursuant to the Staff's position on counting votes for purposes of Rule 14a-8(i)(12), abstentions and broker non-votes were not included for purposes of the calculation. See Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Very truly yours,

John A. Berry

John A. Berry
Divisional Vice President,
Securities and Benefits
Domestic Legal Operations

Enclosures

cc: Nancy E. Booth, Richard L. and Paula J. Brand, David Steele Bresnahan, Gerard V. Carey, Julie A. McConnell and Caroline Randel
c/o Daniel Kinburn, General Counsel
Physicians Committee for Responsible Medicine
5100 Wisconsin Avenue, N.W., Suite 400
Washington, DC 20016

Exhibit A

Proposal

Testing

PCRM PHYSICIANS COMMITTEE FOR RESPONSIBLE MEDICINE
5100 WISCONSIN AVENUE, N.W., SUITE 400
WASHINGTON, DC 20016
T: (202) 686-2210 F: (202) 686-2216
PCRM@PCRM.ORG WWW.PCRM.ORG

TCF
CUB
JBT
JAB
MDB
RR

DANIEL KINBURN
General Counsel
Writer's Direct Number: (202) 686-2210 ext. 308
Writer's Direct Fax: (202) 686-2155
Writer's E-Mail: DKinburn@pcrm.org

November 14, 2006

BY FEDERAL EXPRESS

Laura J. Schumacher
Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

Re: Shareholder Resolution for Inclusion in the 2007 Proxy Materials

Dear Ms. Schumacher:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy materials for the 2007 annual meeting. Also enclosed are letters from the proponents of the resolution along with brokers' letter certifying to ownership of stock.

If you need any further information, please do not hesitate to contact me. If the Company will attempt to exclude any portion of the proposal under Rule 14a-8, please let me know within 14 days of your receipt of the resolution.

If you have any questions or comments, please call.

Very truly yours,

Daniel Kinburn

DK/dk
Enclosures

RECEIVED
NOV 15 2006
LAURA J. SCHUMACHER

Exhibit B

2005 Proposal

RESOLVED, to advance the business interests of our Company and minimize the use of animals, shareholders request that the Board of Directors issue a report to shareholders on the feasibility of replacing the outdated and cruel animal "ascites" method with available and scientifically sound *in vitro* non-animal methods and cell culture techniques. This report should be prepared by the end of November 2007 at a reasonable cost and should omit proprietary information.

Supporting Statement.

Antibodies purchased or produced by Abbott for therapeutic or diagnostic uses may be produced with antibodies that use a method known as the "ascites" method. There are significant ethical and scientific concerns regarding the ascites method, which involves growing tumor cells in the abdomens of mice. The animals become painfully swollen with antibody-filled fluid which is then extracted with a needle. The mice have difficulty walking and breathing, and experience abdominal inflammation and circulatory shock.

The National Research Council, working at the direction of the U.S. National Institutes of Health, has stated that: "It is incumbent on the scientist to consider first the use of *in vitro* methods for the production of antibodies" and "...it is the responsibility of the researcher to produce scientific justification for using the mouse ascites method."[1] Because of its cruelty, the regular use of ascites is not allowed in several countries, including Germany, Switzerland, and the Netherlands. The ascites method is outdated and more humane non-animal techniques are readily available. Additionally, once the switch to an *in vitro* (cell culture) antibody production procedure is made, care must be taken to incubate cells in medium that does not contain Fetal Bovine Serum, which is cruelly removed from fetal calves upon the slaughter of their mothers.

Producing antibodies by ascites or with the use of Fetal Bovine Serum is unnecessary and inconsistent with Abbott's stated[2] commitment to using alternatives to animals in its laboratories: non-animal methods that do not rely on mice or Fetal Bovine Serum are readily available and scientifically superior.[3,4] As an industry leader, Abbott should produce medicines and medical tests using cruelty-free antibodies.

We urge shareholders to vote in favor of this significant social policy resolution.

---

[1] Institute for Laboratory Animal Research; National Research Council. *Monoclonal Antibody Production: A report of the Committee on Methods of Producing Monoclonal Antibodies.* Washington, DC: National Academy Press; 1999.

[2] Abbott Laboratories. 2005 Global Citizenship Report. Available at: http://www.abbott.com/en_US/content/microsite/citizenship_report/2005/access_medicine/technologies.html. Accessed November 14, 2006.

[3] Even MS, et al. 2006. Development of a novel ELISA for human insulin using monoclonal antibodies produced in serum-free cell culture medium *Clin Biochem (in press).*

[4] Even MS, et al. 2006. Serum-Free hybridoma culture: ethical, scientific, and safety considerations. *Trends in Biotechnology* 24(3):105.

Shareholder Proposal Concerning *In Vitro* Testing (Item 5 on Proxy Card)

John M. Carter (owner of 478 Abbott common shares), The Enid K. Dillon Trust (owner of 3,000 Abbott common shares), and Cornelia Cerf (owner of 300 Abbott common shares), through their attorney, Susan L. Hall, 2818 Connecticut Avenue, N.W., Washington, D.C., 20008, have informed Abbott that they intend to present the following proposal at the meeting.

WHEREAS, statistics published by research oversight bodies in North America and Europe document that the vast majority of painful and distressing animal experiments are conducted to satisfy outdated, government-mandated testing requirements[1] and that such testing is on the rise;[2] and

WHEREAS, nearly 60% of animals used in regulatory testing suffer pain ranging from moderate to severe, all the way to pain near, at, or above the pain tolerance threshold,[3] generally without any pain relief; and

WHEREAS, non-animal test methods are generally less expensive,[4] more rapid, and always more humane, than animal-based tests; and

WHEREAS, unlike animal tests, non-animal methods have been scientifically validated and/or accepted as total replacements for the following five toxicity endpoints: skin corrosion (irreversible tissue damage), skin irritation (milder and reversible damage), skin absorption (the rate of chemical penetration), phototoxicity (an inflammatory reaction caused by the interaction of a chemical with sunlight), and pyrogenicity (a fever-like reaction that can occur when certain intravenous drugs interact with the immune system);

NOW THEREFORE BE IT RESOLVED, that the shareholders request that the Board:

1. Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity.

2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods.

3. Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.

Proponent's Statement in Support of Shareholder Proposal

This Resolution is designed to harmonize the interests of sound science with the elimination of animal-based test methods where non-animal methodologies exist. It seeks to encourage the relevant regulatory agencies to join their peers in accepting validated *in vitro* and other non-animal test methods. It will not compromise consumer safety or violate applicable statutes and regulations.

Further, this Resolution commits the Company to end animal testing for five specific endpoints in favor of valid non-animal methods. These include the 3T3 Neutral Red Uptake Phototoxicity Test, human skin equivalent tests for corrosivity, and a human blood-based test for pyrogenicity, all of which have been successfully validated through the European Centre for the Validation of Alternate Methods.[5] Several non-animal methods have also been adopted as Test Guidelines by the OECD[6] (an alliance of 30 member countries including the US, EU, Japan, Canada and Australia). Regulatory agencies in OECD member countries are not at liberty to reject data from non-animal tests for skin corrosion, skin absorption and phototoxicity where such data have been generated in accordance with an OECD Test Guideline.

We urge shareholders to support this Resolution.

(1) CCAC Animal Use Survey - 2001: http://www.ccac.ca/english/FACTS/Facframesus2001.htm.

(2) Statistics of Scientific Procedures on Living Animals - Great Britain - 2002. http://www.official-documents.co.uk/document/cm58/5886/5886.htm.

(3) CCAC Animal Use Survey - 2001.

(4) Derelanko MJ and Hollinger MA (Eds.). (2002). *Handbook of Toxicology, Second Ed*, 1414 pp. Washington, DC: CRC Press.

(5) ECVAM website: http://ecvam.jrc.it.

(6) OECD test guidelines: http://www.oecd.org/document/22/0,2340,en_2649_34377_1916054_1_1_1_1,00.html.

Exhibit C

Voting Results for the 2005 Annual Meeting

Item 4: Submission of Matters to a Vote of Security Holders

Abbott Laboratories held its Annual Meeting of Shareholders on April 22, 2005. The following is a summary of the matters voted on at that meeting.

(a) The shareholders elected Abbott's entire Board of Directors. The persons elected to Abbott's Board of Directors and the number of shares cast for and the number of shares withheld, with respect to each of these persons, were as follows:

Name	Votes For	Votes Withheld
Roxanne S. Austin	1,335,745,463	24,119,515
William M. Daley	1,341,199,411	18,665,567
H. Laurance Fuller	1,336,590,924	23,274,054
Richard A. Gonzalez	1,323,525,501	36,339,477
Jack M. Greenberg	1,338,458,177	21,406,801
Jeffrey M. Leiden, M.D., Ph.D.	1,330,165,076	29,699,902
The Lord Owen CH	1,342,882,255	16,982,723
Boone Powell Jr.	1,337,056,319	22,808,659
Addison Barry Rand	1,337,206,795	22,658,183
W. Ann Reynolds, Ph.D.	1,333,234,174	26,630,804
Roy S. Roberts	1,343,081,511	16,783,467
William D. Smithburg	1,335,222,369	24,642,609
John R. Walter	1,334,641,826	25,223,152
Miles D. White	1,334,508,735	25,356,243

(b) The shareholders ratified the appointment of Deloitte & Touche LLP as Abbott's auditors. The number of shares cast in favor of the ratification of Deloitte & Touche LLP, the number against, and the number abstaining were as follows:

For	Against	Abstain
1,338,466,739	11,750,298	9,647,941

(c) The shareholders rejected a shareholder proposal on executive compensation. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
58,830,774	1,054,385,293	19,061,307	227,587,604

(d) The shareholders rejected a shareholder proposal concerning performance-based options. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
422,868,073	695,048,135	14,361,166	227,587,604

(e) The shareholders rejected a shareholder proposal concerning *in vitro* testing. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
25,588,601	993,974,542	112,714,231	227,587,604

(f) The shareholders rejected a shareholder proposal concerning political contributions. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
83,669,995	941,974,705	106,632,674	227,587,604

(g) The shareholders rejected a shareholder proposal concerning HIV/AIDS-TB-Malaria Pandemics. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
71,234,106	960,516,598	100,526,670	227,587,604

(h) The shareholders rejected a shareholder proposal on separating the roles of Chair and CEO. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
196,635,942	918,620,280	17,021,152	227,587,604

Correspondence Exchanged with the Proponents

Nancy E. Booth
2500 Q Street, NW
Apt. 132
Washington, DC 20007

November , 2006

Laura J. Schumacher
Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

Re: Shareholder Resolution for Inclusion in the 2007 Proxy Materials

Dear Ms. Schumacher:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2007 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2007 annual meeting of shareholders.

Please communicate with my representative, Daniel Kinburn, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Mr. Kinburn may be reached at the Physicians Committee for Responsible Medicine, 5100 Wisconsin Avenue, NW, Washington, D.C. 20016, by telephone at (202) 686-2210 ext. 308, by fax at 202-686-2155 or by e-mail at Dkinburn@pcrm.org.

Very truly yours,

Nancy E. Booth

Nancy E. Booth

Enclosures

Fidelity
INVESTMENTS

November 14, 2006

Abbott Laboratories
Attn: Laura J. Schumacher
~~100 Abbott Park Rd.~~
Abbott Park, IL 60064-640

Dear Ms. Schumacher:

This letter is being sent to you at the request of Ms. Nancy Booth, a shareholder of Abbott Laboratories.

Please accept this letter as confirmation that Ms. Booth holds 93.000 shares of Abbott Laboratories in her Fidelity Investments account. She has owned these shares for a period exceeding four calendar years. Although our client can sell these shares at any time, she has advised us that she intends to hold them until the date of the annual meeting.

I hope you find the information provided helpful. If you happen to have any additional questions regarding this matter please feel free to write to us or, if you prefer, you may call us at 800-544-6666. Please be sure to reference the file number listed below in any related future communication you may have with us.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W003452-10NOV06

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

~~November 20, 2006~~

Nancy E. Booth
2500 Q Street, NW, Apt. 132
Washington, DC 20007

Via Federal Express

Dear Ms. Booth:

This letter acknowledges timely receipt of your shareholder proposal. We await proof of stock ownership. Our 2007 Shareholders Meeting is currently scheduled to be held on Friday, April 27, 2007.

Abbott has not yet reviewed the proposal to determine if it complies with the other requirements for shareholder proposals found in Rules 14a-8 and 14a-9 of the Securities Exchange Act of 1934 and reserves the right to do so.

Please let me know if you should have any questions. Thank you.

Very truly yours,

Deborah Koenen

Deborah K. Koenen

cc: John A. Berry
Daniel Kinburn, Esq.

PCRM
PHYSICIANS COMMITTEE FOR RESPONSIBLE MEDICINE
5100 WISCONSIN AVENUE, N.W., SUITE 400
WASHINGTON, DC 20016
T: (202) 686-2210 F: (202) 686-2216
PCRM@PCRM.ORG WWW.PCRM.ORG

Dan Kinburn
General Counsel
Writer's Number: (202) 686-2210 ext. 308
Writer's Fax: (202) 686-2155

TCF
CUB
JBT
JAB
MDB
RR

November 20, 2006

Laura J. Schumacher
Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

Re: 2007 Shareholder Resolution

Dear Ms. Schumacher,

Please find two letters attached re: Fidelity Investments' confirmation of Booth shares and re: Merrill Lynch's confirmation of Carey shares.

With regards,

Dan Kinburn (by Am)

Dan Kinburn

DK:am

RECEIVED
NOV 2 2 2006
LAURA J. SCHUMACHER

Deborah M. Mobbs, CFM
Assistant Vice President
Wealth Management Advisor

Global Private Client

4800 Deer Lake Drive East
Suite 1-A
Jacksonville, Florida 32246
800 759 6468 Toll Free
904 218 5932 Direct
904 477 8967 Cell
FAX 904 425 2168
deborah_mobbs@ml.com

Merrill Lynch

November 6, 2006

Mr. and Mrs. Richard L. Brand
153 Azalea Point Drive South
Ponte Vedra Beach, FL 32082

Dear Paula and Richard:

Per your request, this letter is to advise you that as of this date, you hold 500 shares of Abbott Laboratories in your Merrill Lynch Account #74F-10078 in the names of Paula J. Brand and Richard L. Brand. You have held these shares in your Merrill Lynch account continuously since the time you transferred your account from Sterling Investment Services in October 2003. Please be advised that Merrill Lynch considers its monthly client statement to be the official record of its account holders.

If I can be of further assistance, please do not hesitate to contact me at (904) 218-5932.

Kindest regards,

Deborah M. Mobbs, CFM
Assistant Vice President
Wealth Management Advisor

Richard and Paula Brand
153 Azalea Point Drive South
Ponte Vedra Beach, FL 32082-4605

November , 2006

Laura J. Schumacher
Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

Re: Shareholder Resolution for Inclusion in the 2007 Proxy Materials

Dear Ms. Schumacher:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2007 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2007 annual meeting of shareholders.

Please communicate with my representative, Daniel Kinburn, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Mr. Kinburn may be reached at the Physicians Committee for Responsible Medicine, 5100 Wisconsin Avenue, NW, Washington, D.C. 20016, by telephone at (202) 686-2210 ext. 308, by fax at 202-686-2155 or by e-mail at Dkinburn@pcrm.org.

Very truly yours,

Richard Brand
Paula Brand

Richard and Paula Brand

Enclosures

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

November 20, 2006

Richard and Paula Brand
153 Azalea Point Drive South
Ponte Vedra Beach, FL 32082-4605

Via Federal Express

Dear Mr. and Mrs. Brand:

This letter acknowledges timely receipt of your shareholder proposal and proof of stock ownership. Our 2007 Shareholders Meeting is currently scheduled to be held on Friday, April 27, 2007.

Abbott has not yet reviewed the proposal to determine if it complies with the other requirements for shareholder proposals found in Rules 14a-8 and 14a-9 of the Securities Exchange Act of 1934 and reserves the right to do so.

Please let me know if you should have any questions. Thank you.

Very truly yours,

Deborah Koenen

Deborah K. Koenen

cc: John A. Berry
Daniel Kinburn, Esq.

David Steele Bresnahan, DDS, Ltd.
815 North Larkin Avenue
Joliet, Illinois 60435

November , 2006

Laura J. Schumacher
Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

Re: Shareholder Resolution for Inclusion in the 2007 Proxy Materials

Dear Ms. Schumacher:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2007 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2007 annual meeting of shareholders.

Please communicate with my representative, Daniel Kinburn, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Mr. Kinburn may be reached at the Physicians Committee for Responsible Medicine, 5100 Wisconsin Avenue, NW, Washington, D.C. 20016, by telephone at (202) 686-2210 ext. 308, by fax at 202-686-2155 or by e-mail at Dkinburn@pcrm.org.

Very truly yours,

David Steele Brenahan

Enclosures

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

November 20, 2006

David Steele Bresnahan, DDS, Ltd.
815 North Larkin Avenue
Joliet, IL 60435

Via Federal Express

Dear Dr. Bresnahan:

This letter acknowledges timely receipt of your shareholder proposal and proof of stock ownership. Our 2007 Shareholders Meeting is currently scheduled to be held on Friday, April 27, 2007.

Abbott has not yet reviewed the proposal to determine if it complies with the other requirements for shareholder proposals found in Rules 14a-8 and 14a-9 of the Securities Exchange Act of 1934 and reserves the right to do so.

Please let me know if you should have any questions. Thank you.

Very truly yours,

Deborah Koenen

Deborah K. Koenen

cc: John A. Berry
Daniel Kinburn, Esq.

FROM : FAX NO. :3126630221 Nov. 02 2006 12:47AM P2

JOHN A. SHEA
INVESTMENT ADVISOR
53 WEST JACKSON BOULEVARD
CHICAGO, ILLINOIS 60604
(312) 663-9370

November 2, 2006

Laura J. Schumacher
Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

Re: Shareholder Resolution for Inclusion in the 2007 Proxy Materials

Dear Ms. Schumacher:

John A. Shea Investment Advisor, a registered Investment Adviser, has full discretionary authority over the David Steele Bresnahan DDS Ltd Profit Sharing & Retirement Plan & Trust (the "Account") of which David Steele Bresnahan is sole Trustee (the "Trustee"). All of the Account's assets are held in the name of the Account at Pershing LLC. Among the assets are 800 shares of Abbott Laboratories common stock; they have been in the Account continuously for a period of one year prior to the date on which the shareholder proposal is being submitted. The Trustee has authorized and directed our firm to continue holding these shares through the date of the 2007 Abbott Laboratories Annual Meeting.

If you have any further questions, please do not hesitate to contact me.

Yours truly,

John A. Shea
Managing Partner

Gerard V. Carey
11 North Riding Drive
Cherry Hill, NJ 08003

November , 2006

Laura J. Schumacher
Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

Re: Shareholder Resolution for Inclusion in the 2007 Proxy Materials

Dear Ms. Schumacher:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2007 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2007 annual meeting of shareholders.

Please communicate with my representative, Daniel Kinburn, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Mr. Kinburn may be reached at the Physicians Committee for Responsible Medicine, 5100 Wisconsin Avenue, NW, Washington, D.C. 20016, by telephone at (202) 686-2210 ext. 308, by fax at 202-686-2155 or by e-mail at Dkinburn@pcrm.org.

Very truly yours,

G V Carey

Gerard V. Carey

Enclosures

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

~~November 20, 2006~~

Gerard V. Carey
11 North Riding Drive
Cherry Hill, NJ 08003

Via Federal Express

Dear Mr. Carey:

This letter acknowledges timely receipt of your shareholder proposal. We await proof of stock ownership. Our 2007 Shareholders Meeting is currently scheduled to be held on Friday, April 27, 2007.

Abbott has not yet reviewed the proposal to determine if it complies with the other requirements for shareholder proposals found in Rules 14a-8 and 14a-9 of the Securities Exchange Act of 1934 and reserves the right to do so.

Please let me know if you should have any questions. Thank you.

Very truly yours,

Deborah Koenen

Deborah K. Koenen

cc: John A. Berry
Daniel Kinburn, Esq.

Gary Begnaud, CFM
First Vice President - Investments

Global Private Client Group

Two Greentree Centre, Suite 321
9000 Lincoln Drive East
Marlton, New Jersey 08053
856-596-5620
800-880-8966
856-283-0630 FAX

Merrill Lynch

November 10, 2006

Laura J. Schumacher
Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

RE: Shareholder Resolution for Inclusion in the 2007 Proxy Materials

Dear Ms. Schumacher:

This firm holds 625 shares of Abbott Laboratories common stock o behalf of our client, Gerard Carey. Mr. Carey has held these shares continuously for a period of one year prior to the date on which the shareholder proposal is being submitted. Our client advises us that he intends to continue holding these shares through the date of the annual meeting.

If you have any further questions, please do not hesitate to contact me.

Thank you.

Gary Begnaud, CFM
First Vice President - Investments

JULIE A. MCCONNELL
47 CENTER STREET
SOUTHAMPTON, NY 11968

PHONE (631) 283-1972 FAX (631) 204-9078

November , 2006

Laura J. Schumacher
Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

Re: Shareholder Resolution for Inclusion in the 2007 Proxy Materials

Dear Ms. Schumacher:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2007 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2007 annual meeting of shareholders.

Please communicate with my representative, Daniel Kinburn, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Mr. Kinburn may be reached at the Physicians Committee for Responsible Medicine, 5100 Wisconsin Avenue, NW, Washington, D.C. 20016, by telephone at (202) 686-2210 ext. 308, by fax at 202-686-2155 or by e-mail at Dkinburn@pcrm.org.

Very truly yours,

Julie A. McConnell

Julie A. McConnell

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

November 20, 2006

Julie A. McConnell
47 Center Street
Southampton, NY 11968

Via Federal Express

Dear Ms. McConnell:

This letter acknowledges timely receipt of your shareholder proposal and proof of stock ownership. Our 2007 Shareholders Meeting is currently scheduled to be held on Friday, April 27, 2007.

Abbott has not yet reviewed the proposal to determine if it complies with the other requirements for shareholder proposals found in Rules 14a-8 and 14a-9 of the Securities Exchange Act of 1934 and reserves the right to do so.

Please let me know if you should have any questions. Thank you.

Very truly yours,

Deborah Koenen

Deborah K. Koenen

cc: John A. Berry
Daniel Kinburn, Esq.

Wachovia Securities, LLC
67 Hampton Road
Southampton, NY 11968

Tel 631 287-4400
Fax 631 287-4009
800 543-3719

WACHOVIA SECURITIES

November 15, 2006

Laura J. Schumacher
Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

Re: Shareholder Resolution for Inclusion in the 2007 Proxy Materials

Dear Ms. Schumacher,

This firm holds 4999 shares of Abbott Laboratories common stock on behalf of our client, Julie A. McConnell. Ms. McConnell has held these shares continuously for a period of one year prior to November 15, 2006 on which the shareholder proposal is being submitted. Our client advises us that she intends to continue holding these shares through the date of the annual meeting.

If you have any further questions, please do not hesitate to contact me.

Thank you,

Douglas Culver
VP-Investments

Caroline Randel, Esq.
12416 Sandringham Place
Withrow Downs
Charlotte, NC 28262

November 6, 2006

Laura J. Schumacher
Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

Re: Shareholder Resolution for Inclusion in the 2007 Proxy Materials

Dear Ms. Schumacher:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2007 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2007 annual meeting of shareholders.

Please communicate with my representative, Daniel Kinburn, Esq. if you need any further information. If the Company will attempt to exclude any portion of my proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Mr. Kinburn may be reached at the Physicians Committee for Responsible Medicine, 5100 Wisconsin Avenue, NW, Washington, D.C. 20016, by telephone at (202) 686-2210 ext. 308, by fax at 202-686-2155 or by e-mail at Dkinburn@pcrm.org.

Very truly yours,

Caroline Randel

Caroline Randel

Enclosures

ABBOTT

Deborah K. Koenen
Senior Counsel

Abbott Laboratories
Dept. 032L, Bldg. AP6A
Abbott Park, IL 60064-6011

Telephone: (847) 938-6166
Facsimile: (847) 938-9492

November 20, 2006

Caroline Randel, Esq.
12416 Sandringham Place
Withrow Downs
Charlotte, NC 28262

Via Federal Express

Dear Ms. Randel:

This letter acknowledges timely receipt of your shareholder proposal and proof of stock ownership. Our 2007 Shareholders Meeting is currently scheduled to be held on Friday, April 27, 2007.

Abbott has not yet reviewed the proposal to determine if it complies with the other requirements for shareholder proposals found in Rules 14a-8 and 14a-9 of the Securities Exchange Act of 1934 and reserves the right to do so.

Please let me know if you should have any questions. Thank you.

Very truly yours,

Deborah Koenen

Deborah K. Koenen

cc: John A. Berry
Daniel Kinburn, Esq.

Edward Jones
6725-A Robinson Church Road
Harrisburg, NC 28075
(704) 455-5060

Tom Kincaid
Investment Representative

EdwardJones

November 9, 2006

Laura J. Schumacher
Corporate Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

Re: Shareholder Resolution for Inclusion in the 2007 Proxy Materials

Dear Ms. Schumacher:

This firm holds 257.25 shares of Abbott Laboratories common stock on behalf of our client, Caroline Randel, Esq. Ms. Randel has held these share since September 28, 2005 continuously there after for a period of one year prior to the date on which the shareholder proposal is being submitted. Our client advises us that she intends to continue holding these shares through the date of the annual meeting.

If you have any further questions, please do not hesitate to contact me.

Thank you.

Thomas E. Kincaid, AAMS
Investment Representative

PCRM
PHYSICIANS COMMITTEE FOR RESPONSIBLE MEDICINE

5100 WISCONSIN AVENUE, N.W., SUITE 400
WASHINGTON, DC 20016
T: (202) 686-2210 F: (202) 686-2216
PCRM@PCRM.ORG WWW.PCRM.ORG

DANIEL KINBURN
General Counsel
Writer's Direct Number: (202) 686-2210 ext. 308
Writer's Direct Fax: (202) 686-2155
Writer's E-Mail: DKinburn@pcrm.org

January 4, 2007

BY REGULAR & ELECTRONIC MAIL: cfletters@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal for Inclusion in the Proxy Statement of Abbott Laboratories.

Gentlemen and Mesdames:

This letter is filed in response to a letter dated December 19, 2006, submitted to the SEC by Abbott Laboratories ("Abbott" or "the Company"). The Company seeks to exclude a shareholder proposal submitted by Nancy E. Booth, Richard L. and Paula J. Brand, David Steele Bresnehan, Gerard V. Carey, Julie A. McConnell and Caroline Randel (the "Proponents"), all of whom are members of the Physicians Committee for Responsible Medicine ("PCRM"). PCRM is a health charity consisting of over 6,000 physician members and over 100,000 lay members. PCRM promotes preventive medicine, conducts clinical research, and encourages higher standards for ethics and effectiveness in research.

The Company argues that the proposal under review is substantially the same as one filed in 2005, and should be omitted pursuant to Rule 14a-8(i)(12)(i). For the reasons which follow, we request that the SEC recommend enforcement action if the proposal is omitted.

The resolution under review ("Proponents' Resolution") states:

RESOLVED, to advance the business interests of our Company and minimize the use of animals, shareholders request that the Board of Directors issue a report to shareholders on the feasibility of replacing the outdated and cruel animal "ascites" method with available and scientifically sound *in vitro* non-animal methods and cell culture techniques. This report should be prepared by the end of November 2007 at a reasonable cost and should omit proprietary information.

Abbott argues, incorrectly, that this is substantially similar to the following shareholder resolution (presented by John M. Carter, The Enid K. Dillon Trust and Cornelia Cerf) that was included in the Company's 2005 proxy materials ("2005 Resolution"):

WHEREAS, statistics published by research oversight bodies in North America and Europe document that the vast majority of painful and distressing animal experiments are conducted to satisfy outdated, government-mandated testing requirements and that such testing is on the rise; and

WHEREAS nearly 60% of animals used in regulatory testing suffer pain ranging from moderate to severe, all the way to pain near, at, or above the pain tolerance threshold, generally without any pain relief; and

WHEREAS, non-animal test methods are generally less expensive, more rapid, and always more humane, than animal-based tests; and

WHEREAS, unlike animal tests, non-animal methods have been scientifically validated and/or accepted as total replacements for the following five toxicity end-points: skin corrosion (irreversible tissue damage), skin irritation (milder and reversible damage), skin absorption (that rate of chemical penetration), phototoxicity (an inflammatory reaction caused by the interaction of a chemical with sunlight), and pyrogenicity (a fever-like reaction that can occur when certain intravenous drugs interact with the immune system);

NOW THEREFORE BE IT RESOLVED, that the shareholders request that the Board:

1. Commit specifically to using only non-animal methods for assessing skin corrosion, irritation and absorption.

2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods.

3. Petition the relevant regulatory agencies requiring safety testing of the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization of Economic

> Cooperation and Development (OECD) and other developed countries. [Footnotes omitted.]

Abbott claims that "the substantive concern of both proposals is animal-based testing." [Abbott 12/19/06 letter at p. 2.] Abbott, a pharmaceutical giant, shows a surprising lack of scientific understanding in taking this position. In short, the 2005 Resolution dealt with replacing animal-based tests with non-animal tests, while the ascites method is not a test at all, rather, it is a method of production of products, specifically, monoclonal antibodies, the Company can either sell or use in its own research. Further, animals are required to create monoclonal antibodies, regardless of whether the ascites method is used or if the cells are instead grown in test tubes.

As stated in: Institute for Laboratory Animal Research; National Research Council. *Monoclonal Antibody Production: A report of the Committee on Methods of Producing Monoclonal Antibodies*. Washington, DC: National Academy Press; 1999[1]:

> **Monoclonal[2] antibodies (mAb) are important reagents** used in biomedical research, in diagnosis of diseases, and in treatment of such diseases as infections and cancer. **These antibodies are produced by cell lines or clones obtained from animals that have been immunized with the substance that is the subject of study. To produce the desired mAb, the cells must be grown in either of two ways: by injection into the abdominal cavity of a suitably prepared mouse or by tissue culturing cells in plastic flasks.** [Emphasis supplied.]

To put this in terms Abbott and a lay reader can understand, to produce an insulin assay (as PCRM has done) a living mouse must be exposed to insulin.[3] The mouse's immune system then produces antibodies to this foreign substance. The amount of identical antibodies that can be generated from any one mouse is insufficient for research or commercial purposes. Thus, cells derived from the original mouse must be modified so that they multiply and are grown either in the abdomen of living mice (the ascites method) or in test tubes containing cell culture media.

Proponents' Resolution deals not with replacing animal-based tests with non-animal tests; rather, it asks the Company to report on whether it can move to a more scientifically advanced and validated production method when using animal cells to create antibodies for commercial or research purposes.

---

[1] Cited in Proponents' Shareholder Resolution Supporting Statement. The report is available on-line at http://books.nap.edu/catalog/9450.html#toc

[2] The word "monoclonal" means derived from a single cell, pertaining to a single clone." *Dorland's Illustrated Medical Dictionary*, 26th Edition (1981).

[3] In the case of PCRM's insulin assay, our scientists used a preexisting frozen mouse cell line that had been created for other research purposes.

In *SEC Release No. 34-20091* (August 16, 1983) the SEC explained its reason for adopting the "substantially the same subject matter" standard, stating that staff determinations should be "based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns." Thus, the substantially similar determination hinges on the substantive concerns raised by the proposals at issue.

The fact that two proposals relate to the same subject matter or class is not dispositive under Rule 14a-8(i)(12)(i).The staff has consistently found that where two proposals address different substantive concerns involving the same broad issue, the second proposal will not be barred by the earlier proposal. For example, in *Cooper Industries, Inc.* (January 14, 2002) the company was required to include a shareholder proposal which requested a report detailing social and environmental issues related to sustainability notwithstanding the company's argument that a prior proposal that asked the company to adopt a set of global corporate standards on human rights, workplace safety, and the environment was substantially similar. The company argued that the proposals were substantially similar in that both proposals focused primarily on living wages, social justice, and environmental issues in the communities where the company operated. The Staff did not concur.

See also V.F. Corp. (Feb. 19, 1987) (the proponent's first proposal asked the company to implement the MacBride labor principles. The second proposal asked the board to establish a review committee to undertake an in-depth review of Northern Ireland operations); *General Electric Co.* (Feb. 4, 1988) (the proponent's first proposal asked the company to develop an action plan to provide assistance to utilities to retire nuclear reactors and convert to coal or gas power systems. In the second proposal, the proponent requested a report detailing safety concerns related to boiling water reactors); *Dresser Industries* (Jan. 25, 1984)(the first proposal asked the company to sign the Sullivan Principles. The second proposal requested a report on the company's labor policies and practices in South Africa).

The Commission's stated reason for focusing on substantive concerns was expressed when the Rule was amended in 1983. "The Commission believes that by focusing on substantive concerns addressed in a series of proposals, an improperly broad interpretation of the new rule will be avoided." *SEC Release No. 34-20091* (August 16, 1983).

More closely on point, the Staff has previously stated that two proposals dealing with the use of animals in product testing do not necessarily implicate substantially the same subject matter. In *Bristol-Myers Squibb Company* (March 7, 1991), the Staff stated that Bristol-Myers Squibb could not omit a shareholder proposal dealing with animal testing under the "substantially similar" rule. The proposal under review in Bristol-Myers Squibb requested that the company cease all animal tests not required by law and stop selling certain products that required animal testing. The Staff held that the proposal could not be excluded where a prior proposal requested a report detailing the scope of the company's use of animal tests in product testing. The Staff stated:

> In arriving at this position the staff takes particular note of the fact that, while the four proposals concern the same broad issue (i.e., use of live animals in product development and testing), the present proposal recommends that the Company take a very active and defined course of action as to the broad issue (i.e., cease all animal tests not required by law and drop certain products). The previous proposals asked only that the Company take a passive cause of action (i.e., supply information). Accordingly, the staff does not believe the Company may rely on Rule 14a-8(c)(12) as a basis for omitting the proposal from its proxy materials. (Emphasis supplied)

Like the respective proposals at issue in *Bristol-Myers Squibb*, the 2005 Resolution asked the Company to take a very definite course of action with respect to the broad issue of animal testing. As set out in the Staff's response to no-action letters submitted by a number of other pharmaceutical and chemical companies with respect to the 2005 Resolution: "The [2005] proposal requests that the board commit to using non-animal methods for certain assessments, commit to replacing animal-based tests and petition the relevant regulatory agencies to accept non-animal methods as replacements for animal based methods." *3M Company* (February 22, 2005).

Conversely, the Proponents' Resolution asks the Company to take a passive course of action by issuing a report on the feasibility of changing to a more scientifically advanced production method for certain products that it both sells and uses in its own research.

During the last eighteen years, the Staff has ruled on a number of proposals that implicate the use of live animals in consumer product testing. For example, in *Proctor & Gamble* (July 27, 1988) the Staff denied Proctor & Gamble no-action relief holding that a proposal which requested that the company cease all animal tests not required by law and begin to phase out product lines that could not be marketed without animal tests, was not substantially similar to a prior proposal which requested that the company report on the cost of live-animal testing. In its denial, the Staff stated "The proposal relates to the preparation of a report to shareholders regarding the scope and cost of live-animal testing in Company research."

Just as Proctor & Gamble argued that the "underlying subject of both proposals is manifestly that of the Company's practice of conducting safety testing of products on animals," Abbott argues that the proposals are substantially similar because "the substantive concern of both proposals is animal-based testing." (Abbott 12/19/06 letter at p. 2) The *Proctor & Gamble* opinion reflects the Commission's long-standing intent to focus on the substantive concerns raised by a proposal in order to determine whether the proposal should be excluded for being "substantially similar" pursuant to the policy objective embodied in Rule 14a-8(i)(12)(i).[4]

As was the case in *Proctor & Gamble*, the 2005 Resolution and the Proponents' Resolution were intended to address entirely distinct substantive concerns. These different proposals by different proponents request that the Company take different courses of action—the former attempts to completely eliminate five specific animal tests; the latter requests a report on a newer and better production method. Thus, both the conceptual and substantive thrusts of the two proposals are manifestly distinct. Abbott's attempt to conflate the two simply because they allegedly implicate a similar broad issue lacks credibility.

If you have any questions or comments, please call.

Very truly yours,

Daniel Kinburn

DK/dk
cc: John A. Berry, Esq. (by fax)

[4] *See, e.g., Chevron Corporation* (February 29, 2000) The company was denied no-action relief and required to include a proposal requesting a report on the environmental damage that would result from Chevron's plan to drill for oil and gas in the Arctic National Wildlife Refuge. The Commission acknowledged that the proposal dealt with the same subject matter as a previous proposal, i.e. drilling in ANWR, but stated that the proposal could not be properly omitted because "the present proposal requests an environmental impact study on the results of such operations rather than their immediate cessation."

John A. Berry
Divisional Vice President and
Associate General Counsel

Abbott Laboratories
Securities and Benefits
Dept. 32L, Bldg. AP6A-2
100 Abbott Park Road
Abbott Park, IL 60064-6011

Tel: (847) 938 3591
Fax: (847) 938 9492
John.berry@abbott.com

January 18, 2007

By Messenger

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories - Shareholder Proposal Submitted by Nancy E. Booth, Richard L. and Paula J. Brand, David Steele Bresnahan, Gerard V. Carey, Julie A. McConnell and Caroline Randel – Response to Letter Submitted by Daniel Kinburn

Ladies and Gentlemen:

This letter concerns the request by Abbott Laboratories regarding a shareholder proposal (the "Proposal") received from Nancy E. Booth, Richard L. and Paula J. Brand, David Steele Bresnahan, Gerard V. Carey, Julie A. McConnell and Caroline Randel (the "Proponents"). As detailed in our previous letter dated December 19, 2006, we respectfully request confirmation that the Staff will not recommend enforcement action if we exclude the Proposal from the proxy materials for our 2007 annual shareholders' meeting (the "proxy materials"). The purpose of this letter is to respond to the letter dated January 4, 2007, to the Office of the Chief Counsel of the Commission's Division of Corporation Finance, from Daniel Kinburn, general counsel for the Physicians Committee for Responsible Medicine and the Proponents' representative for purposes of the Proposal.

We believe that Mr. Kinburn's arguments, as set forth in his January 4, 2007 letter, are flawed and do not successfully contradict our position in our December 19, 2006 letter. We therefore continue to believe that the Proposal may be properly excluded from the proxy materials pursuant to Rule 14a-8(i)(12) because the Proposal deals with substantially the same subject matter as a shareholder proposal submitted to a vote at our 2005 annual meeting of shareholders (the "Previous Proposal"), and that Previous Proposal received less than three percent of the total number of votes cast.

As detailed in our December 19, 2006 letter to the Staff, in order for us to properly exclude the Proposal as dealing with "substantially the same subject matter" as the Previous Proposal, the Proposal and the Previous Proposal do not have to require Abbott to take the same action or require Abbott to provide the same report. Rather, the Proposal may be properly excluded as long as it involves the same "substantive concerns" raised in the Previous Proposal.

Mr. Kinburn's reliance on *Cooper Industries, Inc.* (January 14, 2002) is misplaced, as the proposals there did not concern a similar subject matter. In *Cooper Industries,* while there was some overlap in the general concerns expressed in the supporting statements, the later proposal requested a general report on sustainability while the earlier proposals requested reports on the company's code or standards for its international operations. As noted in the shareholder proponent's response to the company's no-action letter request, aside from a "minor overlap" the proposals have "markedly different subject matters." Here, the Proposal and the Previous Proposal amount to more than a mere "minor overlap," as they both specifically focus on the use of animals for the development of health care products.

All but two of the other no-action letters cited by Mr. Kinburn were issued over fifteen years ago at a time when the Staff appeared to take a more restrictive view of Rule 14a-8(i)(12), despite the rule's 1983 amendment, including *Procter & Gamble Co.* (July 27, 1988) which we noted in our original letter as an example of this earlier approach. The two more recent letters cited by Mr. Kinburn are *3M Company* (February 22, 2005) and, in a footnote, *Chevron Corporation* (February 29, 2000). *3M Company* is totally irrelevant – while it concerned a proposal about animal-based testing, it did not involve Rule 14a-8(i)(12), but Rules 14a-8(i)(7) and (10), the "ordinary business" and "substantially implemented" bases for exclusion. In *Chevron Corporation,* the staff noted that, while prior proposals concerned substantially the same subject matter, drilling in the Arctic National Wildlife Refuge, the most recent proposal requested an environmental impact study rather than its immediate cessation and thus could not be excluded.

The no-action letters cited in our December 19, 2006 letter, all but one of which is more recent than *Chevron Corporation,* illustrate the Staff's current position that proposals involve substantially the same subject matter for purposes of Rule 14a-8(i)(12) as long as they involve the same "substantive concern," even if the proposals recommend that the company take different actions. *See Barr Pharmaceuticals Inc.* (September 25, 2006); *Abbott Laboratories* (February 28, 2006), *Medtronic Inc.* (June 2, 2005); *Bank of America Corp.* (February 25, 2005); *Dow Jones & Co., Inc.* (December 17, 2004); *Saks Inc.* (March 1, 2004); *Bristol-Myers Squibb Co.* (February 11, 2004); and *Bristol-Myers Squibb Co.* (February 6, 1996), discussed in our original letter.

We also disagree with Mr. Kinburn's assertion that the substantive concern of these two proposals is dissimilar. The substantive concern in both cases is animal welfare – both the testing methods addressed in the Previous Proposal and the "ascites" method addressed in this Proposal involve the use of animals for the development of health care products. Both deal with the same substantive concern and thus substantially the same subject matter for purposes of Rule 14a-8(i)(12) – replacing the use of animals with non-animal methods. Even if the Proposal deals with the use of animals in producing, rather than testing, Abbott's products, this is not a distinction of any consequence in evaluating the excludability of the Proposal. The Proponents' concern in either event is the supposed misuse of animals by Abbott in developing and producing its products, and they are simply casting about for different ways in which to package their objections in an attempt to avoid Rule 14a-8(i)(12).

Based on the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Abbott excludes the Proposal from our proxy materials. If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the Proposal from our proxy materials, please contact me at 847.938.3591 or Deborah Koenen at 847.938.6166. We may also be reached by facsimile at 847.938.9492 and would appreciate it if you would send your response to us by facsimile to that number. The Proponents' legal representative, Daniel Kinburn, may be reached by facsimile at 202.686.2155.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Very truly yours,

John A. Berry

Enclosures

cc: Nancy E. Booth, Richard L. and Paula J. Brand, David Steele Bresnahan, Gerard V. Carey, Julie A. McConnell and Caroline Randel
c/o Daniel Kinburn, General Counsel
Physicians Committee for Responsible Medicine
5100 Wisconsin Avenue, N.W., Suite 400
Washington, DC 2001

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 5, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Abbott Laboratories
Incoming letter dated December 19, 2006

The proposal requests a report on the feasibility of replacing the outdated and cruel animal "ascites" method with available and scientifically sound *in vitro* non-animal methods and cell culture techniques.

There appears to be some basis for your view that Abbott may exclude the proposal under rule 14a-8(i)(12)(i). Accordingly, we will not recommend enforcement action to the Commission if Abbott omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(i).

Sincerely,

Rebekah J. Toton
Attorney-Adviser

END